Exhibit 99.2

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Co. Roscommon, Ireland

Tel: + 353 (0)90 6486834
Fax: + 353 (0)90 6486835

www.innocollinc.com

December 24, 2015

Re: Innocoll AG Extraordinary General Meeting, January 30, 2016

Dear Shareholder:

Please find enclosed the Notice and Proxy Card inviting you to participate in the Innocoll AG Extraordinary General Meeting to be held in Munich, Germany on January 30, 2016. The agenda for the meeting is for shareholders of Innocoll AG to:

(i)	approve our proposed cross-border merger (the “Merger”) with Innocoll Holdings plc, an Irish shell company referred to as Innocoll Ireland, with Innocoll Ireland being the sole surviving entity in the Merger, and

(ii)	ratify our 2016 Omnibus Incentive Plan adopted by Innocoll Ireland (the “Incentive Plan”), which is modelled after a standard U.S. company incentive plan.

In the opinion of the Supervisory Board, these proposals are critical to the successful development of Innocoll. The next 12 months should be transformative for the company: our two lead product candidates are well advanced in their Phase 3 efficacy trials and both should deliver clinical outcomes in 2016. We expect the Phase 3 data from XaraColl and Cogenzia to be available in the first half and in the third quarter of 2016, respectively. We have already put in place the commercial leadership to commercialize these products in the U.S. and have the option to either develop the products ourselves or to select partnerships or co-promotions outside the U.S. In addition, we expect to commence a clinical program in the U.S. for CollaGUARD, our third product in the pipeline, which helps prevent post-surgical adhesions, after a pre-submission meeting planned for the first quarter of 2016 with the FDA. Expansion of our commercial manufacturing operations in Saal, Germany, are well underway.

The purpose of the Merger is to move our parent company corporate domicile from Germany to Ireland, which will put Innocoll in line with the majority of the NASDAQ listed peers in our sector, while preserving Innocoll AG’s current Irish tax residency. In reaching our decision to approve the Merger and recommend the Merger for your approval, the Board has identified several potential benefits, including the following:

•	Irish corporate law provides Innocoll with similar flexibility as our competitive peer companies listed in NASDAQ, specifically on the structuring of equity issuances and other financing transactions, which under German law are at a competitive disadvantage. Under Irish law, statutory pre-emption rights can be made inapplicable for up to five years in the constitution of a company or by a special resolution passed by the shareholders of the company at a general meeting. A

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special resolution requires not less than 75% of the votes of Innocoll Ireland’s shareholders cast at a general meeting.

•	That certain burdensome formalities imposed by German corporate law are not applicable to Irish corporate law which better aligns the administration of share capital and other corporate functions and corporate governance matters with the obligations of a NASDAQ listed company.

•	As an Irish company under the new Incentive Plan, we will be able to provide competitive equity incentive opportunities that enable us to continue to attract and retain talented directors, officers and employees on similar terms to those offered by our NASDAQ listed peers. Limitations imposed under German corporate law prohibit the exercise of stock options for a period of at least four years from issuance, even upon a change of control, and prohibit grants of options to members of our Board, which limitations are not applicable to Irish companies.

•	We believe that the Merger will result in a reduction in certain operational, administrative, legal and accounting costs over the long term. For example, while ordinary shares of Innocoll AG cannot be listed directly on NASDAQ, we will be able to list the ordinary shares of Innocoll Ireland directly on NASDAQ. This will allow us to terminate the Innocoll AG ADS facility and eliminate the costs and administrative burden associated with this program for Innocoll and our shareholders.

•	We believe that a publicly-traded pharmaceutical company incorporated in Ireland and traded on NASDAQ will be better positioned to attract a broader shareholder base.

Though we expect the Merger to provide us with the benefits described above, the Merger will expose Innocoll AG and its shareholders to some risks. Our Board was cognizant of and considered a variety of risks or potential risks, as discussed in “Risk Factors Relating to the Merger” in our merger prospectus included with the EGM invitation. After completing our review of the risks and expected benefits and the potential advantages of the Merger, our Board unanimously adopted the Merger proposal, and we recommend that shareholders vote in favor of the Merger and in favor of ratification of the Incentive Plan.

The Merger proposal provides that we may decide to abandon the Merger at any time prior to the Extraordinary Meeting and at any time during the three day period following the Extraordinary Meeting for any reason, including if a significant number of Innocoll AG shareholders exercise their withdrawal rights to accept the adequate compensation offer. If the Merger is abandoned or is otherwise not completed for any reason, Innocoll AG would continue to be a public company and Innocoll AG ADSs would continue to be listed on NASDAQ.

We thank you for your attention to these matters.

Yours sincerely,

Jonathan Symonds, CBE

Chairman

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